FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month February, 2009

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit
1.	Press release dated February 18, 2009, captioned “Intimation pursuant to Regulation 13(6) of the SEBI (Prohibition Of Insider Trading) Regulations, 1992 and pursuant to Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2008. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja
	Name:	Sanjay Baweja
February 18, 2009	Title:	Chief Financial Officer

Exhibit - 1

HQ/CS/CL.24B/13380

18 February 2009

Sir,

Sub: Intimation pursuant to Regulation 13(6) of the SEBI (Prohibition Of Insider Trading) Regulations, 1992 and pursuant to Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

The Company has received a letter dated 17 February 2009 received in this office on 18 February 2009 from The Tata Power Company Limited (TPCL) forwarding Form under the SEBI (Substantial Acquisition of Shares and Takeovers) regulations 1997 Under the declaration made by TPCL, TPCL has acquired 45,00,000 shares (1.58%) of Tata Communications Limited for the period 1 April 2008 till 16 Feb 2009.

2. We are now enclosing herewith format prescribed in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (Attachment 1) and the letter received from TPCL dated 17 February 2009 (Attachment 2). It is requested to kindly note the same. Please also treat this as intimation by the Company to the Stock Exchanges under Regulation 13(6) of the SEBI (Prohibition Of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

TATA COMMUNICATIONS

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765    Fax 91 22 6639 5162    website www.tatacommunications.com

Attachment 1

Format for informing details of acquisition to Stock Exchanges by target-company, in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Date of reporting	17 February 2009

Name of Stock exchanges where shares of reporting company are listed.	The Bombay Stock Exchange Limited and National Stock Exchange of India Limited in India. Companies ADRs are listed on the New York Stock Exchange.

Details of acquisition as informed u/r 7(1)
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases/ interse transfer/public/ rights/preferential offer etc.)	No & % of shares/ voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/VRs)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/VRs)
(A)	(B)	( C)	(D)	( E)	(F)
The Tata Power Company Limited	Date of Acquisition: 16 Feb 2009 Date of Receipt of Intimation: 16 Feb 2009	Open Market	45,00,000 (1.58%)	25,75,837 (0.90%)	70,75,837 (2.48%)

17th February 2009

Without Prejudice

Bombay Stock Exchange Limited

Corporate Relationship Dept.

1st Floor, New Trading Ring

Rotunda Building, P J Towers

Dalal Street, Fort

Mumbai 400 001

National Stock Exchange of India Ltd.

Exchange Plaza, 5th floor,

Plot No.C/1, ‘G’ Block

Bandra-Kurla Complex

Bandra (East), Mumbai 400 051

Dear Sirs,

Enclosed please find disclosure in the form prescribed for Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 1997 (SEBI (SAST)).

We wish to clarify that we have acquired shares of Tata Communications Limited (Target Company) under Regulation 11(1) of SEBI (SAST) and hold on date 70,75,837 equity shares constituting 2.48% of the equity share capital of the Target Company. Of this holding, 45,00,000 shares (1.58% of share capital) were acquired in the current financial year starting on 1 April 2008.

Regulation 7(1A) of SEBI (SAST) requires an acquirer who has acquired shares or voting rights of a company under sub-regulation (1) of regulation 11 to disclose purchases aggregating to two per cent or more of the share capital of the target company. In this regard, Regulation 11(1) measures shares or voting rights acquired during any financial year ending on 31 March.

In the present case, since we have acquired less than two per cent of the share capital of the Target Company in the current financial year, we believe there is no requirement to make a disclosure under Regulation 7(1A) on acquiring an aggregate holding of two per cent or more. Hence, this disclosure has been made out of abundant caution though not strictly required under Regulation 7(1 A).

Kindly acknowledge receipt.

Yours faithfully,
The Tata Power Company Limited

(B J Shroff)
Vice-President & Company Secretary

Encl:

cc: Tata Communications Limited

TATA POWER

The Tata Power Company Limited

Registered Office    Bombay House    24 Homi Mody Street    Mumbai 400 001

Tel 91 22 6665 8282    Fax 91 22 6665 8801

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION

TO TARGET COMPANY AND STOCK EXCHANGES WHERE

THE SHARES OF THE TARGET COMPANY ARE LISTED, IN

TERMS OF REGULATION 7(1A) OF SEBI (SUBSTANTIAL

ACQUISITION OF SHARES AND TAKEOVERS)

REGULATIONS, 1997

Name of the Target company	Tata Communications Limited

Name of the acquirer and PACs with the acquirer	The Tata Power Company Limited

Details of the acquisition as follows	No. of shares	% w.r.t. total paid up capital of Target Company
(a) Shares / Voting rights (VR) before acquisition / under consideration Last declaration under regulation 8 (1) & 8(2)	25,75,837	0.90
(b) Shares / Voting rights (Acquired during 1 April, 2008 to 16 February, 2009)	45,00,000	1.58
(c) Shares / VR after acquisition	70,75,837	2.48

Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / inter se transfer etc.).

Mode of sale (e.g. open market / MOU / off market etc.)		Not Applicable

Date of acquisition / of shares / VR or date of receipt of intimation of allotment of shares, whichever is applicable.		16.02.2009 16.02.2009

Paid up capital / total voting capital of the target company before the said acquisition / sale		Rs.285,00,00,000

Paid up capital / total voting capital of the target company after the said acquisition / sale		Rs.285,00,00,000